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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (1)

K2 INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00

(Title of Class of Securities)

482732104

(Cusip Number)

December 8, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on Following Pages)

13G
CUSIP No. 482732104			Page 2 of 5

1.	Name of Reporting Person: CHARTER OAK PARTNERS		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: STATE OF CONNECTICUT

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,217,913

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 2,217,913

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,217,913

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7%

12.	Type of Reporting Person: PN

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SCHEDULE 13G
Item 1(a). Name of Issuer: K2 Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing: Charter Oak Partners
Item 2(b). Address of Principal Business Office or, if None, Residence:
Item 2(c). Citizenship: State of Connecticut
Item 2(d). Title of Class of Securities: Common Stock, par value $1.00
Item 2(e). CUSIP Number: 482732104
Item 3. Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certifications:
SIGNATURE

SCHEDULE 13G

Item 1(a)	Name of Issuer: K2 Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
2051 Palomar Airport Road
Carlsbad, CA 92009

Item 2(a)	Name of Person Filing: Charter Oak Partners

Item 2(b)	Address of Principal Business Office or, if None, Residence:
10 Wright Street, Suite 210 Westport, CT 06880

Item 2(c)	Citizenship: State of Connecticut

Item 2(d)	Title of Class of Securities: Common Stock, par value $1.00

Item 2(e)	CUSIP Number: 482732104

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 2,217,913

(b)	Percent of Class: 6.7%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,217,913

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 2,217,913

(iv)	Shared power to dispose or to direct the disposition of: -0-

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Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications: Not Applicable.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER OAK PARTNERS
/s/ Anthony J. Dowd

Name: Anthony J. Dowd
December 15, 2003	Title: Director of Private Investments

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